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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001
                                   -----------------

         OR

  [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

         For the transition period from               to
                                        -------------    -----------

  Commission file number 333-35048
                         ---------

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Greif Bros. 401(k) Retirement Plan and Trust

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Greif Bros. Corporation
                                 425 Winter Road
                              Delaware, Ohio 43015

                            Exhibit Index on Page 13.



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                              REQUIRED INFORMATION

              The following financial statements and supplemental schedules for the Greif Bros. 401(k) Retirement Plan and Trust are being filed herewith:

Description                                                          Page No.
-----------                                                          --------

Financial Statements and Supplemental Schedule:
----------------------------------------------
December 31, 2001 and 2000 and the year ended December 31, 2001
---------------------------------------------------------------

         Report of Independent Auditors                               Page 3

Financial Statements:

         Statements of Net Assets Available for Benefits              Page 4

         Statement of Changes in Net Assets Available for Benefits    Page 5

         Notes to Financial Statements                                Pages 6
                                                                      through 10

Supplemental Schedule:

         Schedule of Assets Held for Investment Purposes              Page 11




                  The following exhibit is being filed herewith:

Exhibit No.           Description                                     Page No.
-----------           -----------                                     --------

    1             Consent of Ernst & Young LLP                        Page 14

                         Report of Independent Auditors

To the Participants and Administrator of the Greif Bros. 401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ ERNST & YOUNG LLP

May 20, 2002

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                 Statements of Net Assets Available for Benefits

                                                         December 31
                                                   2001              2000
                                              -------------------------------

Investments, at fair value:
      Common/collective funds                 $ 10,030,532       $  9,272,881
      Mutual funds                              26,028,592         28,214,093
      Common stock                               2,238,425          1,725,846
      Participant notes receivable                 943,081            964,209
                                              -------------------------------
Total investments                               39,240,630         40,177,029

Receivables:
      Employer's contributions                      29,995             54,906
      Participants' contributions                  110,455            317,615
                                              -------------------------------
                                                   140,450            372,521
Other                                               41,134              7,726
                                              -------------------------------

Net assets available for benefits             $ 39,422,214       $ 40,557,276
                                              ===============================

See accompanying notes.

                                   Greif Bros.

                        401(k) Retirement Plan and Trust


            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2001

Additions:
  Contributions from participants                              $   3,572,023
  Contributions from employer                                        751,058
  Rollover contributions                                             260,932
  Transfers from other plans                                         516,395
  Investment income (loss):
        Net depreciation in fair value of investments             (4,679,459)
        Interest and dividend income                               1,464,198
                                                               --------------
                                                                  (3,215,261)

Deductions:
  Benefits paid to participants                                   (3,020,209)
                                                               --------------
Net decrease in net assets                                        (1,135,062)

Net assets available for benefits,
  beginning of year                                               40,557,276
                                                               --------------

Net assets available for benefits,
  end of year                                                  $  39,422,214
                                                               ==============

See accompanying notes.

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif Bros. 401(k) Retirement Plan and Trust (the "Plan") are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year end. Participant notes receivable are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

All administrative expenses of the Plan are paid by Greif Bros. Corporation (the "Sponsor").

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering all full-time employees of the Sponsor classified as office or salaried and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted effective January 1, 1995 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees classified as office or salaried are eligible for participation on the first of the month following their date of hire and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the
"Administrator") that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. The Plan assets are maintained by Key Trust Company of Ohio, NA. (the "Trustee").

Participant Contributions

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Participant contributions are matched by the Sponsor based on a percentage determined annually by the Board of Directors. Employer contributions are limited to 6% of the participant's annual compensation. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions during the year ended December 31, 2001.

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

2. Description of the Plan (continued)

Participant Notes Receivable

Subject to the Administrator's approval, the Trustee is empowered to lend to participants a portion of their account balances. Interest rates and terms are established by the Trustee.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Participants hired prior to July 1, 2000 also have full and immediate vesting in all employer contributions and related income credited to their accounts. Participants hired on or after July 1, 2000 vest in employer contributions ratably over a 5 year period.

Investment Options

Participants may designate how Plan contributions are to be invested. Plan contributions were invested in any combination of the following collective/common and mutual funds held by Key Trust Company of Ohio, NA: EB Money Market Fund, Victory Money Market Fund, Victory MaGic Fund, AIM Value Fund, Franklin Small/Mid Cap Growth Fund, Janus Twenty Fund, Janus Overseas Fund, Victory Life Choice Growth Investors Fund, Victory Life Choice Moderate Investor Fund, Victory Life Choice Conservative Investor Fund, Victory Stock Index Fund, and the PIMCO Total Return Fund. Additionally, participants may invest in a fund which invests primarily in common shares of Greif Bros. Corporation.

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

2. Description of the Plan (continued)

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated/(depreciated) in fair value as follows:

                                                               Net Realized and
                                                                  Unrealized
                                                                Appreciation/
                                                              (Depreciation) in
                                                                Fair Value of
                                                                 Investments
                                                              -----------------

Common Stock                                                     $   313,250
Mutual and Collective Funds                                       (4,992,709)
                                                                 -----------
                                                                 $(4,679,459)
                                                                 ===========

                                   Greif Bros.
                        401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                         December 31,
                                                     2001            2000
                                               -------------------------------
Franklin Small/Mid Cap Growth Fund               $ 3,697,534     $ 4,394,020
Victory Life Choice Moderate Investor Fund         4,890,877       5,529,850
Victory Stock Index Fund                           9,316,660      10,189,139
Victory MaGic Fund                                 8,001,627       7,364,278
Victory Money Market Fund                          1,973,568               *
Janus Twenty Fund                                          *       2,343,962
Janus Overseas Fund                                2,240,287       2,764,222
PIMCO Total Return Fund                            2,105,109               *
Greif Bros. Corporation Common Stock               2,238,425               *

* Amount does not exceed 5% of the Plan's net assets at the specified date.

4. Transactions with Parties in Interest

As of December 31, 2001, the Plan owned 67,934 shares of the Sponsor's common stock. Cash dividends received from the Company were $38,264 for the year ended December 31, 2001.

5. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator represents that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Plan Administrator has also indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                             Greif Bros. Corporation
                        401(k) Retirement Plan and Trust
                             EIN 31-4388903 Plan 004

 Schedule H, Line 4i- Schedule of Assets Held for Investment Purposes at End of
                                      Year

                                December 31, 2001

                                                                    Share      Fair
  Shares   Investment Description                                   Price      Value
-----------------------------------------------------------------------------------------
           Equity Mutual Funds
           -------------------
  130,969   AIM Value Fund                                          10.87  $   1,423,637
  118,625   Franklin Small/Mid Cap Growth Fund                      31.17      3,697,534
   45,705   Janus Twenty Fund                                       38.46      1,757,825
  110,359   Janus Overseas Fund                                     20.30      2,240,287
   46,215   Victory Life Choice Growth Investor Fund                 9.32        430,727
  491,052   Victory Life Choice Moderate Investor Fund               9.96      4,890,877
   16,544   Victory Life Choice Conservative Investor Fund          10.03        165,936
  547,717   Victory Stock Index Fund                                17.01      9,316,660

           Fixed Income Mutual Funds
           -------------------------
  201,253   PIMCO Total Return Fund                                 10.46      2,105,109
                                                                           -------------
           Total mutual funds                                                 26,028,592

           Common/Collective Fixed Income Funds
           ------------------------------------
  142,597   Victory Money Market Fund                               13.84      1,973,568
  524,642   Victory MaGic Fund                                      15.25      8,001,627
   55,337   EB Money Market Fund                                     1.00         55,337
                                                                           -------------
           Total common/collective funds                                      10,030,532

           Common Stock
           ------------
   67,934   Greif Bros. Corporation Common Stock*                   32.95      2,238,425

           Loans to Participants
           ---------------------
            Participant notes receivable, with interest rates
                of 5.75% to 10.5% and various due dates             1.00        943,081
                                                                           -------------

           Total investments                                               $  39,240,630
                                                                           =============

* Indicates party-in-interest to the Plan.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GREIF BROS. 401(k) RETIREMENT
                                        PLAN AND TRUST


Date: June 25, 2002                     By: /s/ Michael L. Roane
      ---------------------                 ------------------------------------

                                        Printed Name: Michael L. Roane
                                                      --------------------------

                                        Title: Plan Administrator
                                               ---------------------------------

                  GREIF BROS. 401(K) RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001


                                INDEX TO EXHIBITS

Exhibit No.       Description                                   Page No.

    1             Consent of Ernst & Young LLP                  Page 14